UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC



                                    FORM 6-K



          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       FOR THE PERIOD ENDED JULY 31, 1999




                               WORLD VENTURES INC.

                          Commission File No. 000-18343

                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3
                               Tel: (250) 756-0291



                       Former Name: Nu-Dawn Resources Inc.

                               WORLD VENTURES INC.
                     102 Piper Crescent, Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298

- --------------------------------------------------------------------------------


                            SUPPLEMENTARY INFORMATION

1. FOR THE CURRENT FISCAL YEAR-TO-DATE: JULY 31, 1999

Refer to July 31, 1999 Interim Financial Statements

(a) Expenditures to non-arms length parties: None

     Refer to Note 5 (b): Related Party Transactions

2. FOR THE QUARTER UNDER REVIEW

(a) Securities issued:  1,000,000 shares Private Placement
                        Refer to Note 7 - Capital Stock

(b) Options granted:    None
                        Refer to Note 8(b) - Warrants & Options

3. AS AT THE END OF QUARTER

(a) Authorized share capital:      50,000,000 common shares without par value

(b) Issued share capital:          28,410,770 shares

(c) Summary of warrants and options outstanding:

         Warrants ..................Refer to Note 8 - Warrants & Options (A)
         Options ...................Refer to Note 8 - Warrants & Options (B)

(d) Shares in escrow:   None
                        Refer to Note 8(c)

(e) Directors:          Raynerd B. Carson
                        James Wadsworth
                        Geoffrey Vantreight
                        Gary Van Norman
                        Dr. Stewart Jackson

             World Ventures Inc. - Quarterly Report - July 31, 1999

                               WORLD VENTURES INC.
                     102 Piper Crescent, Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298

- --------------------------------------------------------------------------------



                             REPORT TO SHAREHOLDERS

                   FOR THE THIRD QUARTER ENDING JULY 31, 1999


September 27,1999

The Directors of World Ventures Inc. report on the Company's affairs for the third quarter of 1999.

Over the past year, your directors have investigated several mining projects that had potential to be future producing mines. Our efforts to pursue these properties was denied because of the lack of funding available for mining projects. The low commodity prices, combined by the pressures applied by environmental groups, have completely turned-off investors to financing mine exploration and development.

As a result of these events, the directors have focussed the Company on land development, in particular, resort properties. Management has several land development projects in the USA and Central America under review.

With this new focus, the Company's name has been changed to World Ventures Inc. Your directors are committed to building a successful future for the Company, and we look forward to reporting our progress in the near future.



                             ON BEHALF OF THE BOARD
                               WORLD VENTURES INC.
                                      per:


                              /s/ Raynerd B. Carson
                              ---------------------
                          Raynerd B. Carson, President

                               WORLD VENTURES INC.



                              THIRD QUARTER REPORT

                          INTERIM FINANCIAL STATEMENTS
                         NINE MONTHS ENDED JULY 31, 1999



                CONTENTS                                                    PAGE
                --------                                                    ----

BALANCE SHEET                                                                 1

STATEMENT OF LOSS AND DEFICIT                                                 2

STATEMENT OF CHANGES IN FINANCIAL POSITION                                    3

SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                    4

NOTES TO FINANCIAL STATEMENTS:                                                5

     -  Note 1. Fixed Assets and Deferred Costs                               5

     -  Note 2. Resource Properties                                           5

     -  Note 3. Description of Resource Properties                          5-6

     -  Note 4. Loan Payable to Premanco                                      7

     -  Note 5. Related Party Transactions                                    7

     -  Note 6. Long Term Debt                                                7

     -  Note 7. Capital Stock                                                 7

     -  Note 8. Warrants & Options                                            8

     -  Note 9. Future Operations                                             8

     -  Note 10. Comparative Figures                                          8

                       PREPARED BY MANAGEMENT -- UNAUDITED

             World Ventures Inc. - Quarterly Report - July 31, 1999

WORLD VENTURES INC.
BALANCE SHEET
for nine month period ending July 31, 1999

                                                  9 month period  9 month period
ASSETS                                             ended 7/31/99   ended 7/31/98
- ------                                             -------------   -------------
CASH                                                       6,840         26,502
ACCOUNTS RECEIVABLE                                        4,447          4,030
DUE FROM RELATED                                             665            488
                                                      ----------     ----------
                                                          11,952         31,020
FIXED ASSETS & DEFERRED COSTS (NOTE 1)                 1,358,044      1,764,244
RESOURCE PROPERTIES  (NOTE 2)                            510,229        478,412
                                                      ----------     ----------
TOTAL ASSETS                                           1,880,225      2,273,676
                                                      ==========     ==========


LIABILITIES
- -----------
ACCOUNTS PAYABLE                                         183,034        198,210
LOAN                                                           0        143,389
LOAN DUE TO PREMANCO (NOTE 4)                            445,026           --
DUE TO RELATED PARTIES (NOTE 5)                           59,045        (12,773)
DEFERRED REVENUE                                               0          4,952
                                                      ----------     ----------

LONG TERM DEBT (NOTE 6)                                   50,000         50,000
                                                      ----------     ----------
TOTAL LIABILITIES                                        737,105        383,778
                                                      ==========     ==========
SHAREHOLDERS' EQUITY
CAPITAL STOCK (NOTE 6)
- ----------------------
AUTHORIZED: 50,000 Common Shares no par value
ISSUED: 28,410,770 shares (at 7/31/99)                 6,314,873      6,164,874
Advance on Exercise of Warrants                                0              0
DEFICIT (PAGE 2)                                      (5,171,753)    (4,274,976)
                                                      ----------     ----------
TOTAL SHAREHOLDERS' EQUITY                             1,143,120      1,889,898
                                                      ----------     ----------
TOTAL LIABILITIES AND EQUITY                           1,880,225      2,273,676
                                                      ==========     ==========

WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
for nine month period ending July 31, 1999

                                           9 month period      9 month period
                                            ended 7/31/99       ended 7/31/98
                                            -------------       -------------
REVENUE
Revenue                                                                13,157
Interest & Sundry Revenue                              87                 394
                                               ----------          ----------
                                                       87              13,551
                                               ----------          ----------
EXPENSES
Office Administration                              14,681              11,801
Professional Fees                                  13,250              12,321
Management Fees                                        0,                   0
Consulting  Fees                                   14,600              30,200
Regulatory & Transfer Fees                          6,711              10,385
Rent                                                9,000               9,000
Travel & Promotion                                 12,860              12,536
Wages & Payroll Expense                                 0               5,623
Office Equipment & Rental                           2,490                 778
Telephone, Fax & Courier                            5,332               5,741
Printing & Distribution                               338               1,847
Interest & Bank Charges                             5,795               6,479
Computer & Internet                                 6,288               3,750
Asbestos Project                                    8,000              10,453
Costa Rica - Projects                              18,938              35,636
Pan-Oro Project                                     1,033                 520
Saskatchewan                                            0                   0
Salmo Operations                                    6,535              32,332
                                               ----------          ----------
                                                 (125,851)           (189,402)
Invested Resource Properties                       27,971              46,609
                                               ----------          ----------
Net (Loss) for the period                         (97,793)           (129,242)
Net (Deficit) - beginning of period            (5,073,960)         (4,145,734)
                                               ----------          ----------
Net (Deficit) - end of period                  (5,171,753)         (4,274,976)
                                               ----------          ----------
Gain (Loss) per share for the period                 0.00                0.00
                                               ----------          ----------




WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION for nine month period ending July 31, 1999

                                                       9 month period        9 month period
                                                        ended 7/31/99         ended 7/31/98
OPERATING ACTIVITIES                                    -------------         -------------
Net (Loss) for the Period                                     (97,793)             (129,242)
Change in Non-Cash Working Capital                            362,428               379,392
                                                             --------              --------
                                                              264,635               250,150
                                                             --------              --------
INVESTING ACTIVITIES
Expenditures Relative to Resource Properties                  (27,971)              (46,609)
Payments on Fixed Assets & Deferred Costs                           0                     0
Sale of Fixed Assets                                                0                     0
                                                             --------              --------
                                                              (27,971)              (46,609)
                                                             --------              --------
FINANCING ACTIVITIES
Loan                                                                0               143,389
Advances from Related Party                                    79,824                     0
Flow-Through Private Placement                                      0                     0
Private Placement                                             150,000                     0
Capital Stock Issued                                                0                49,525
Advance on Exercise of Warrants                                     0                     0
                                                             --------              --------
                                                              229,824               192,914
                                                             --------              --------
Increase (Decrease) in cash - during period                   (36,793)               10,627
Cash Position - beginning of period                            43,633                15,875
                                                             --------              --------
Cash Position - end of period                                   6,840                26,502
                                                             --------              --------


                                                                                     Page 3



WORLD VENTURES INC.
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES
October 31, 1998 to July 31, 1999



                                     Prince Albert      Guanacaste         Pan-Oro      Asbestos Claims      Totals
                                     -------------      ----------         -------      ---------------      ------

Balance, October 31, 1998               $ 57,788         $365,957         $ 38,037         $ 20,476         $482,258
                                        --------         --------         --------         --------         --------
Consulting                                  --               --               --               --               --
Geological Consulting                       --               --               --               --               --
Travel                                      --              2,406             1033             --              3,439
Exploration                                 --             15,290             --               --             15,290
Option Payments                             --               --               --              8,000            8,000
Permits & Fees                              --               --               --               --               --
Field Crew                                  --               --               --               --               --
Vehicle Expense                             --                453             --               --                453
Fuel                                        --               --               --               --               --
Repairs                                     --               --               --               --               --
Misc                                        --                789             --               --                789
                                        --------         --------         --------         --------         --------
Balance, July 31, 1999                  $ 57,788         $384,895         $ 39,070         $ 28,476         $510,229
                                        --------         --------         --------         --------         --------



                                                                                                              Page 4

                          NOTES TO FINANCIAL STATEMENTS

1. FIXED ASSETS AND DEFERRED COST
H B Mill             - 15 year straight- line basis, commencing on the start of production
Office Equipment     - 20% declining balance basis
Motor Vehicles       - 20% declining balance basis

FIXED ASSETS                      Cost       Acc Dep     *NBV 1998    *NBV 1997
- ------------                      ----       -------     ---------    ---------
H B Mill and freehold land     $1,352,934         --     $1,352,934   $1,757,855
Office Equipment                    9,803        7,036        2,767        3,458
Motor Vehicles                     17,219       14,875        2,344        2,930
                               ==========   ==========   ==========   ==========
                               $1,379,956       21,911   $1,358,045   $1,764,243

Costs capitalized include property taxes and general maintenance costs, net of equipment sales. During the year ended October 31, 1997 the Company recorded a write down of $860,439 to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

2. RESOURCE PROPERTIES
Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

RESOURCE PROPERTIES                     July 31, 1999      1998            1997
- -------------------                     -------------      ----            ----
GOODENOUGH & YMIR                             --             --             --
TRITON                                        --             --             --
PRINCE ALBERT                               57,788         57,788         55,788
GUANACASTE (MINA MARIO)                    384,895        366,597        328,475
SUKUT                                         --             --             --
PAN-ORO                                     39,070         38,036         37,517
ASBESTOS CLAIMS                             28,476         20,476           --
                                          ========       ========       ========
TOTALS                                    $510,229       $482,897       $431,803


3. DESCRIPTION OF RESOURCE PROPERTIES

(a) Goodenough and Ymir, British Columbia
The Company has a 100% interest in certain mineral claims located in the Nelson Mining Division, British Columbia, subject to a 15% net profit interest, and has freehold title to the land. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this resource property.

(b) Triton, Ontario
The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

(c) Prince Albert, Saskatchewan
The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. The remaining balance of $55,788 represents the Company's interest in the option in the Prince Albert Mining District.

The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining district of Saskatchewan. During 1997, the Company allowed the permits to lapse and wrote off the investment in those permits.

(d) Mina Mario Project-Guanacaste, Costa Rica
Pursuant to an option agreement dated October 23, 1995, and amended February 27, 1996, between the Company and Minera Oceanica, S.A., the Company acquired an option for the mineral and surface rights on Concession 6622 situated in the Central Gold Belt in the Juntas de Abangores District of Guanacaste Province in Costa Rica, subject to a 10% royalty in favor of Minera Oceanica, S.A. on operating profits derived from the property, or US$100,000 per year, whichever is the greater. Finder's fees in the amount of $22,500 have been included in resource properties.

(e) Pan-Oro, Panama
During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint-venture agreement to develop mineral concessions in north-western Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource properties include $21,000 in costs charged by Pan-Oro S.A.

(f) Sukut Project-Limon, Costa Rica
The Company entered into an agreement dated April 24, 1996 for the mineral exploration permit (ID# 6200) over an area of eighteen square kilometres within the Bri Bri Indian Reservation situated in the Province of Limon, County of Talamance, District of Bratsi. There has been a moratorium placed on any mining activity by the Asamblea Legislativa de Costa Rica. During the year the permit was withdrawn from the optionor by the Costa Rican authorities. Therefore, the Company has written down its interest in this property.

(g) Asbestos Claims, Quebec
The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000 as follows:

         1.  $10,000 on execution of this Agreement (paid);
         2.  $10,000 on or before March 15, 1998;
         3.  $50,000 on or before September 15, 1998; and
         4.  $1,000,000 on or before September 15, 1999.

After the Company has recovered all its preproduction expenditures on the property it shall pay to the optionor a royalty equal to 5% of the net profits arising from commercial production. At any time after the commencement of commercial production, the optionor can surrender its royalty to the Company in consideration of shares of the Company with a market value of $500,000 at the date of surrender.

4. LOAN PAYABLE TO PREMANCO INDUSTRIES LTD.

Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming the Company and others logged or caused to be logged without the permission of Premanco approx. 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000 secured by a mortgage on the H.B. Mill property and a security agreement over all equipment and chattels, with interest at prime plus 2%, due September 30, 1999. Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company.

5. RELATED PARTY TRANSACTIONS

At Beginning of Period                                                  (16,919)
Dydar Resources Ltd. - Incurred as Services                              (3,860)
Due to Curitiba S.A                                                      79,824
                                                                        =======
At End of Period July 31, 1999                                           59,045


(b) Administrative consulting fees paid to a director was nil for period October 31, 1998 to July 31, 1999

6. LONG-TERM DEBT
This amount is unsecured, non-interest bearing, and will be repaid at a rate of 10% of the net profits of the H B Mill at the time it goes into production.

7. CAPITAL STOCK
(A) The changes in capital stock during this period are recorded as follows:


                                                   1999                       1998
                                         ------------------------  ------------------------
ISSUED:
- -------                                  # of shares     Amount    # of shares     Amount
                                         -----------     ------    -----------     ------
At Beginning of Period                    27,410,770   $6,164,874   27,493,104   $6,115,349
Private Placement                          1,000,000      150,000            0            0
For cash pursuant to exercise of option            0            0      330,166       49,525
                                          ==========   ==========   ==========   ==========
Issued at end of period                   28,410,770   $6,314,874   27,823,270   $6,164,874


(B) Outstanding at this period end:

               AUTHORIZED                                      ISSUED
- ---------------------------------------------       ----------------------------
CLASS           PAR VALUE            NUMBER           NUMBER             VALUE
- -----           ---------            ------           ------             -----
Common             NPV             50,000,000       28,410,770        $6,314,874

8. WARRANTS & OPTIONS

(A) As of July 31, 1999

(i) Pursuant to a private placement agreement dated April 15, 1998 and transacted November 9, 1998, 1,000,000 non-transferable shares were issued at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 for a one year period and $0.18 per share in the second year.

(iii)Pursuant to a private placement agreement dated April 29, 1997, 1,000,000 non-transferable shares were issued at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year. As at October 31, 1997, 696,499 of the share purchase warrants remained unexercised. April 15, 1998, 330,166 share purchase warrants were issued for cash pursuant to exercise of option. As at October 31, 1998, 366,333 of the share purchase warrants remained unexercised.

(B) Stock Options outstanding to directors and employees at July 31, 1999 :


        Number of Shares            Exercise Price           Expiry Date
        ----------------            --------------           -----------
           1,200,000                    $0.15              August 20, 2002
             100,000                    $0.15                July 15, 2001
             100,000                    $0.15              October 8, 2002

INSIDER REPORT (as of July 31, 1999):

     (i)   10,588,441 common shares held by Curitiba S.A.
     (ii)   1,235,000 common shares held by a director of the Company
     (iii)    112,500 common shares held by a director of the Company
     (iii)    116,000 common shares held by a director of the Company

(C) Shares in Escrow : NIL

     412,500 shares held in escrow were returned to treasury October 21, 1998 in accordance with an Escrow Agreement which expired September 1998.

(D) List of directors as at July 31, 1999:
                                Raynerd B. Carson         Geoffrey Vantreight
                                James Wadsworth           Dr. Stewart A. Jackson
                                Gary Van Norman

9. FUTURE OPERATIONS
These financial statements have been prepared with integrity and on the going concern bass of accounting. The company is currently operating at a loss and has an accumulated deficit of $ 5,171,753. The company's movements toward streamlining its methods of operation and management have shown to be a positive effort and in foresight will prove beneficial in every related aspect.

10. COMPARATIVES FIGURES
Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.



WORLD VENTURES INC.

By: /s/ Raynerd B. Carson
Raynerd B. Carson, President

Date: September 27, 1999